SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2016

B COMMUNICATIONS LTD.

(Name of Registrant)

2 Dov Friedman Street, Ramat Gan 5250301, Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K/A (this “Amended Report”) is furnished to amend the Report of Foreign Private Issuer furnished by the registrant to the Securities and Exchange Commission (“SEC”) on May 9, 2016 (the “Original Report”) in connection with its annual general meeting of shareholders. This Amended Report amends the Original Report so that the following paragraph in Section 7.2 “Insurance, Release and Indemnity” of the Officers’ Compensation Policy attached as Exhibit A to the Original Report is hereby deleted and such deletion is incorporated by reference into the Original Report. No other change to the Original Report is made by this Amended Report.

~~Release~~

~~The Company may release the Company’s Officers, in advance, from liability for breach of the duty of care to the Company, in accordance with any law, including any Officer of the Company who is the controlling shareholder or a relative thereof, subject to the receipt of approvals in accordance with any law. Such a release shall not apply to a resolution or transaction in which the controlling shareholder or any Officer of the Company (including an Officer other than the one to whom the release is granted) has a personal interest, all the above subject to the provisions of the Companies Law and the Company's Articles.~~

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

B COMMUNICATIONS LTD.
(Registrant)

By	/s/ Doron Turgeman
Doron Turgeman
Chief Executive Officer

Date: June 7, 2016

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